FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited)

Please refer to the attached press release of Philippine Long Distance Telephone Company ("PLDT"), a major operating associate of First Pacific Company Limited, in relation to PLDT's Unaudited Financial Results for the first nine months of 2008.

Dated this 4th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PRESS RELEASE

9M08 CONSOLIDATED CORE NET INCOME UP 5% TO ₱27.8 BILLION
EBITDA UP 6% TO ₱65.6 BILLION; FREE CASH FLOW STRONGER AT ₱39.0 BILLION, UP 8%
REPORTED NET INCOME AT ₱26.2 BILLION, DOWN 2% DUE TO FOREX REVALUATION
CELLULAR SUBSCRIBER BASE REACHES 34.2 MILLION

- Core net income at ₱27.8 billion, an increase of 5% from the ₱26.4 billion recorded in the same period last year
- Consolidated net income of ₱26.2 billion, 2% lower than ₱26.6 billion net income last year due to forex revaluation
- Consolidated EBITDA rises by 6% to ₱65.6 billion; consolidated EBITDA margin stable at 62% of service revenues
- Consolidated Free Cash Flow improves by 8% to ₱39.0 billion for the period
- Consolidated service revenues up 5% year-on-year to ₱105.6 billion. Wireless service revenues increase 7% to ₱68.8 billion; Fixed line revenues up 2% to ₱36.7 billion; and ePLDT service revenues grew 2% to ₱7.6 billion
- Cellular subscriber base surpasses 34.2 million as of end-September 2008
- Total broadband subscribers now exceed 876,000 with total revenue contribution from broadband and Internet services of ₱7.9 billion, 48% higher than last year's
- Piltel Board approves share buyback of up to 58 million common shares

MANILA, Philippines, 4th November 2008 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced unaudited financial results for the first nine months of 2008 with core net income, net of exceptional items, rising to ₱27.8 billion in the first nine months of 2008, 5% higher than the core net income of ₱26.4 billion in the same period in 2007. Consolidated net profit of ₱26.2 billion, reported for this period, decreased 2% from the ₱26.6 billion net profit reported last year. This year's reported results were adversely impacted by losses from the foreign exchange revaluation of our financial assets and liabilities, partially offset by net gains on derivative transactions. Consolidated service revenues increased by 5% to ₱105.6 billion, despite the 6% appreciation of the peso which reduced in peso terms the dollar-linked revenues of the Group. Dollar-linked revenues account for as much as 28% of consolidated revenues. Consolidated EBITDA improved by 6% to ₱65.6 billion while EBITDA margin was stable at 62%.

Consolidated free cash flow was more robust at ₱39.0 billion in the first nine months of 2008. Consolidated capital expenditures were at ₱16.8 billion for the first nine months, with capital expenditures for the year expected to be approximately ₱27.0 billion, a reduction from the earlier guidance of ₱28.5 billion.

The Group's consolidated gross debt balance as of 30th September 2008 stood at US$1.5 billion with net debt at approximately US$900 million. Net debt to EBITDA and net debt to free cash flow ratios stood at 0.5 times and 0.9 times, respectively. The Group's EBITDA/Free Cash Flows are significantly more than adequate to service debts moving forward. The Company's

debt maturities are well spread out with the bulk of debt repayments (approximately 62% of total gross debt) due in and after 2012. 89% of consolidated debt is US$-denominated with 43% of total debt hedged. The Group's cash and short-term investments are invested primarily in bank placements as well as government and selected Philippine corporate debt.

Wireless: Continued Strength

Consolidated wireless service revenues rose to ₱68.8 billion for the first nine months of 2008, 7% higher than the ₱64.1 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc ("Smart") and Pilipino Telephone Corporation ("Piltel") have consistently maintained their respective solid performances.

Consolidated wireless EBITDA improved by 6% to ₱44.4 billion in this year from ₱41.9 billion last year. EBITDA margin remained at 65%.

The PLDT Group's total cellular subscriber base for the first nine months of 2008 continued to grow strongly as Smart recorded net additions of approximately 547,000 subscribers and Talk 'N Text added about 3.6 million subscribers to end the period with 20.9 million and 13.3 million subscribers, respectively, or a total of 34.2 million subscribers. Net additions for the third quarter of 935,000 were lower than those of previous quarters, most likely due to the traditional seasonal weakness of the third quarter as well as the effects of higher inflation.

"While the third quarter is seasonally a slow one for us, we are beginning to see the effect of inflation on activations and usage. Nonetheless, our core businesses continue to grow, demonstrating the underlying strength of our business and the wisdom of our strategy," stated **Napoleon L. Nazareno, President and CEO of PLDT and Smart.**

Smart Bro, Smart's wireless broadband service – provided through its wholly-owned subsidiary Smart Broadband, Inc - showed no signs of slowing down as its wireless broadband subscriber base grew 57% for the nine months to reach 473,000 at end-September 2008, adding about 65,000 new subscribers for the third quarter alone. Wireless broadband revenues grew 94% to about ₱3.1 billion in the first nine months of 2008, a significant improvement over the ₱1.6 billion for the same period in 2007. SmartBro's prepaid Plug-It service, which was introduced in late March 2008, already has over 76,000 subscribers as of end-September, as it made the Internet available to a broader segment of the population with affordable sachet pricing, nationwide coverage and easy loading. Plug-It offers instant, Internet access through a portable wireless modem and is available in all areas where Smart's network coverage is present.

"The continued success of Plug-It's prepaid version validates our belief that Filipinos are internet savvy and we will be there to serve this expected demand for internet access with services suited to the market's needs", added **Orlando B. Vea, Chief Wireless Adviser of Smart.**

PLDT Fixed Line: Transformation Underway

Fixed Line service revenues increased 2% to ₱36.7 billion in the first nine months of 2008 from ₱35.8 billion last year as improvements in data revenues, both from corporate data and residential DSL services, were offset by declines in other segments of the business. Revenues in Local Exchange and National Long Distance were each down 2% while International Long Distance revenues continued to decline as our dollar-linked sales were adversely impacted by the 6% appreciation of the average US dollar/peso exchange rate in 2008, as well as

reductions in termination rates and call volumes. Fixed Line revenues would have improved another 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers grew by over 124,000 to 388,000 at the end of the first nine months of 2008 from 264,000 at the end of 2007. PLDT DSL generated ₱3.9 billion in revenues for the first nine months of 2008, up 41% from ₱2.8 billion in the same period in 2007.

Fixed Line EBITDA in the first nine months of 2008 improved to ₱20.5 billion due to higher revenues and a modest increase in cash operating expenses. As a result, EBITDA margin increased to 56% from 54% last year.

Representative of the convergent offerings which the Group will increasingly offer moving forward, PLDT Landline Plus ("PLP") is a fixed-wireless telephone service that uses a combined fixed/wireless platform in the delivery of fixed line voice and data services and is available in areas with limited or non-existent PLDT fixed facilities. A postpaid version has been in the market since March 2007 and a prepaid offering was introduced in March this year. Demand for the service has been strong given the service's value proposition. Subscribers to this service, net of churn, have surpassed 132,000.

"We continue to be encouraged by the growth in our Fixed Line business and remain committed to the improvement of our customer service, knowing that customer loyalty is essential in a tough economic environment such as the one we face today. We have therefore hastened our transformation efforts with a view to achieving this goal," declared **Nazareno**.

ePLDT: Managing Challenges

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱7.6 billion for the first nine months of 2008, a 2% increase from the ₱7.4 billion recorded in the same period last year. ePLDT's revenues and performance for the period reflected the unfavorable effects of the strong appreciation of the peso, as approximately 77% of its service revenues are denominated in U.S. Dollars. As a result of this effect and combined with higher operating expenses, ePLDT's EBITDA fell to ₱671 million in the first nine months of 2008 compared with ₱821 million in the same period last year. EBITDA margin declined correspondingly to 9% compared with 11% in 2007. ePLDT's revenues account for 7% of PLDT's consolidated revenues.

Consolidated customer interaction services (more commonly known as "Call Center") revenues grew 6% to ₱2.5 billion despite the appreciation of the peso. ePLDT Ventus, the umbrella brand for ePLDT's customer interactive business, now operates seven customer interaction service facilities with combined seats of close to 6,500 and an employee base of close to 7,000.

SPi Technologies (SPi), ePLDT's knowledge processing arm (also known as business process outsourcing or "BPO"), generated revenues of ₱3.9 billion in the first nine months of 2008. Revenues in the publishing and medical billing verticals were broadly in line with expectations while the medical transcription and legal businesses continue to underperform.

Data center revenues from Vitro Data Center improved 35% to ₱518 million in the first nine months of 2008 compared with ₱384 million in the same period in 2007.

"We continue to manage the challenges faced by some of our verticals. We have a number of

new contracts in our pipeline which should support an improvement in our margins in the coming quarters," said **Ray C. Espinosa, ePLDT President and CEO.**

PLDT at 80 – Changing Lives

"When we announced our first half results last August, we anticipated stronger head winds in the second half with inflation accelerating and taking it toll on consumer wallets and on cash expenses. At that point, whilst the beginnings of the financial turmoil were slowly being felt, we were shocked, just as the rest of the world was, at the severity, scope and depth of the financial crisis and the speed by which it enveloped not only capital markets but also sovereigns such as Iceland.

The Philippines seem to have been slightly insulated from this meltdown so far, perhaps because we have learned our lessons from the Asian crisis in 1997, but also because the exogenous or foreign elements in our national balance sheet are not that substantial. But as Polly has cited, we saw third quarter demand softening slightly, as expected, and cash operating expenses continuing to rise. Management is therefore exercising prudence by managing costs even more tightly this second semester. We have reduced our capital expenditure forecast for 2008 by ₱1.5 billion, having chosen to postpone some of our investments in wireless broadband and in our broader cellular infrastructure. Our capital expenditures have always been designed to be scalable such that we can accelerate spend when rising demand dictates it or reduce in times when caution is called for - such as now. We will reassess our capital expenditure program in early 2009 once we have a better grasp of the overall market situation.

Despite all the destructive forces around us, our performance in the first nine months has been consistent and solid. Accordingly, we affirm our core profit guidance of ₱37 billion for the year 2008. Our cash flows remain particularly strong and therefore we will adhere to our dividend policy payout ratio of 70% of core earnings," concluded **Manuel V. Pangilinan, Chairman of PLDT.**

###

	PLDT Consolidated					
	Nine months ended September 30			Three months ended September 30		
	2008	2007	% Change	2008	2007	% Change
	(Unaudited)			(Unaudited)		
Service revenues	105,585	100,648	5%	35,238	33,608	5%
Total revenues and other income	113,035	106,420	6%	35,419	35,870	-1%
Expenses	71,681	66,262	8%	24,135	21,821	11%
Income before income tax	41,354	40,158	3%	11,285	14,049	-20%
Provision for income tax	14,612	13,090	12%	4,175	4,333	-4%
Net income - As Reported	26,179	26,622	-2%	6,909	9,643	-28%
EPS, Basic [a]	137.15	139.32	-2%	34.86	48.78	-29%
EPS, Diluted [a]	137.14	138.89	-1%	34.86	48.70	-28%
Core net income[b]	27,790	26,356	5%	9,083	9,124	-
EPS, Basic [c]	145.71	137.91	6%	47.79	47.75	-
EPS, Diluted [c]	145.69	137.48	6%	47.78	47.62	-

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

For further information, please contact:

Anabelle L. Chua	***Melissa V. Vergel de Dios***	***Ramon R. Isberto***
Tel No: 816-8213	Tel No: 816-8024	Tel No: 511-3101
Fax No: 844-9099	Fax No: 810-7138	Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

RECEIVED

2008 NOV 13 P 2:31

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached Abridged Circular of PT. Indofood Sukses Makmur Tbk ("Indofood"), a subsidiary of First Pacific Company Limited, in connection with the Proposed Acquisition by Indofood of all the issued share capital of Drayton Pte. Ltd. and the Proposed Assignment of loan relating to PT Indolakto.

Dated this 5th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

ABRIDGED CIRCULAR TO SHAREHOLDERS IN RESPECT OF THE PROPOSED TRANSACTION

Indofood

PT INDOFOOD SUKSES MAKMUR Tbk

Domiciled in Jakarta, Indonesia

PRINCIPAL BUSINESS:
Instant noodle industry, flour milling, and equity investments in subsidiaries engaged in integrated food processing, plantations, processing of edible oils and fats and distribution

PRINCIPAL OFFICE:
Sudirman Plaza, Indofood Tower, 27th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Phone : 62 (21) 5795 – 8822
Facsimile : 62 (21) 5793 – 5960

THIS ABRIDGED CIRCULAR TO SHAREHOLDERS IS ISSUED IN RESPECT OF THE FOLLOWING:

1. PROPOSED ACQUISITION BY PT INDOFOOD SUKSES MAKMUR Tbk ("COMPANY") OF 320,000,001 SHARES ("SALE SHARES") IN THE CAPITAL OF DRAYTON PTE. LTD. ("DRAYTON"), REPRESENTING ALL THE ISSUED SHARE CAPITAL OF DRAYTON, FROM PASTILLA INVESTMENT LIMITED ("PASTILLA" OR "VENDOR"), FOR A CASH CONSIDERATION OF USD249,500,000 ("PROPOSED ACQUISITION"); AND

2. PROPOSED ASSIGNMENT OF THE OUTSTANDING NON-INTEREST BEARING LOAN OF USD100,500,000 OWING BY DRAYTON TO PASTILLA ("LOAN"), TO THE COMPANY FOR A CASH CONSIDERATION OF USD100,500,000 ("LOAN ASSIGNMENT"),

(COLLECTIVELY, THE "PROPOSED TRANSACTION").

THE PROPOSED TRANSACTION CONSTITUTES A MATERIAL TRANSACTION AS STIPULATED UNDER BAPEPAM REGULATION NO. IX.E.2 REGARDING MATERIAL TRANSACTIONS AND CHANGING OF THE CORE BUSINESS.

The Board of Commissioners and the Board of Directors of the Company accept full responsibility for the accuracy for all the information contained in the circular to the shareholders, and confirm that, after making sufficient and reasonable enquiries, and to the best of their knowledge and belief, all information stipulated in the circular to the shareholders is correct and there are no omission of important and relevant information which would cause the information in the circular to the shareholders to be incorrect and/or misleading. Information in relation to Drayton and Subsidiaries, and the Vendor which are presented in the circular to the shareholders are based on information provided by the Vendor as well as Drayton.

I. INTRODUCTION

This Abridged Circular to Shareholders ("Abridge Circular") is a summary of the Circular to the S hareholders ("Circular") which has been prepared to provide the shareholders of the Company with complete information regarding the Proposed Transaction.

The Company intends to enter into the Proposed Transaction for the cash consideration of USD350,000,000 ("Purchase Consideration"), which consists of:- (i) the Proposed Acquisition of the Sale Shares from the Vendor for a cash consideration of USD249,500,000 ("Shares Consideration"); and (ii) the Loan Assignment for the cash consideration of USD100,500,000 ("Loan Consideration").

As the Vendor is not affiliated with any of:- (i) Board of Directors; (ii) Board of Commissioners; (iii) substantial shareholder of the Company; and (iv) affiliated parties of the Board of Directors, Board of Commissioners and substantial shareholder of the Company, as defined in Regulation No. IX.E.1, the Proposed Transaction does not constitute a conflict of interest transaction, and therefore does not require approval from the independent shareholders of the Company.

The Proposed Transaction constitutes a material transaction under Regulation No. IX.E.2 as the Purchase Consideration exceeds 10% of the Company's revenue or 20% of the Company's equity. In accordance with Regulation No. IX.E.2, the Company will be holding the EGM on Friday, 5 December 2008 to obtain the approval of the shareholders of the Company for the Proposed Transaction.

To comply with the requirements under Regulation No. IX.E.2 and in order to provide information to the shareholders of the Company with regards to the Proposed Transaction, the Board of Directors of the Company shall provide information regarding the Proposed Transaction by issuing this Abridged Circular, which solely prepared for the purpose as mentioned above and may not be relied upon for any other purposes.

All definitions used in this Abridged Circular will have the same meaning with the definition used in the Circular, except otherwise defined in this Abridged Circular.

II. INFORMATION ON THE COMPANY

1. General

The Company is domiciled in Jakarta and is a limited liability company established under the laws of the Republic of Indonesia. The Company was established under the name of PT Panganjaya Intikusuma based on Deed No. 228, dated 14 August 1990, as amended by Deed No. 249, dated 15 November 1990 and Deed No.171, dated 20 June 1991, all made before Benny Kristianto, S.H., Notary in Jakarta; was approved by the Ministry of Justice based on the Decree of the Ministry of Justice No. C2-2915.HT.01.01.Th.91, dated 12 July 1991; was registered at the District Court of South Jakarta under Registry Nos. 579, 580 and 581, dated 5 August 1991; and published in the BNRI No. 12/611 dated 11 February 1992.

The Company's Articles of Association has been amended several times, the last amendment of which was based on the deed of statement of meeting's resolution no. 2 dated 1 July 2008, made before Benny Kristianto, S.H., Notary in Jakarta, containing amendment to the entire articles of association of the Company to comply with the decision of the Chairman of Bapepam KEP-179/BL/2008 dated 14 May 2008 regarding the Main Articles of Association of Companies that make a Public Offering and Public Companies; such amendment has been approved by the Ministry of Justice based on Decree No. AHU-166708.AH.01.02. Tahun 2008 dated 22 September 2008.

2. Business Activities

The Indofood Group's business activities comprise of 4 (four) strategic business groups, as follows:

i) Consumer Branded Products (CBP) Group
The CBP Group produces a range of packaged foods under various divisions including Noodles, Food Seasonings, Snack Foods and Nutrition & Special Foods, supported by the Food Ingredients and Packaging Divisions.

ii) Bogasari Group
The Bogasari Group is mainly engaged in the production of wheat flour and pasta, supported by the shipping unit.

iii) Agribusiness Group
The Agribusiness Group is mainly engaged in the business of research and development, seed breeding and planting of oil palm, and also processing of crude palm oil (CPO). In addition to these activities, the Agribusiness Group is also engaged in the production and marketing of cooking oil, margarine and shortenings. This group is also engaged in the plantation of other crops such as rubber, cocoa, sugar, and tea.

iv) Distribution Group
With an extensive distribution network in Indonesia, the Distribution Group distributes the majority of the Indofood Group's products as well as third-party products.

3. Capital and Shareholding Structure

The capital and shareholding structure of the Company based on the shareholders' register as of 31 October 2008 issued by PT Raya Saham Registra (the Company's share registrar) is as follows:

Shareholders	Nominal Value Rp 100 per share		
	Shares	Rupiah	%
Authorized capital	**30,000,000,000**	**3,000,000,000,000**	
Issued and Fully Paid-up Capital:			
- CAB Holdings Limited	4,394,603,450	439,460,345,000	50.05
- JP Morgan Chase Bank NA RE Norbax Inc.	451,401,390	45,140,139,000	5.14
- Ibrahim Risjad	3,203,180	320,318,000	0.04
- Anthoni Salim	632,370	63,237,000	0.01
- Taufik Wiraatmadja	50,000	5,000,000	0.00
- Fransiscus Welirang	12,750	1,275,000	0.00
- Public	3,930,523,360	393,052,336,000	44.76
Total Issued and Fully Paid-Up Capital	**8,780,426,500**	**878,042,650,000**	**100.00**
Unsubscribed Shares	**21,219,573,500**	**2,121,957,350,000**	

4. Board of Commissioners and Board of Directors

Based on Deed No. 83 dated 8 July 2008 made before Benny Kristianto, S.H., Notary in Jakarta, the composition of the Company's Board of Commissioners and Board of Directors are as follows:

Board of Commissioners

President Commissioner	: Manuel Velez Pangilinan
Commissioner	: Benny Setiawan Santoso
Commissioner	: Edward Anthony Tortorici
Commissioner	: Ibrahim Risjad
Commissioner	: Albert del Rosario
Commissioner	: Robert Charles Nicholson
Commissioner	: Graham Leigh Pickles
Independent Commissioner	: Utomo Josodirjo
Independent Commissioner	: Torstein Stephansen
Independent Commissioner	: Wahjudi Prakarsa

Board of Directors

President Director	: Anthoni Salim
Director	: Fransiscus Welirang
Director	: Tjhie Tje Fie
Director	: Cesar Manikan dela Cruz
Director	: Angky Camaro
Director	: Darmawan Sarsito
Director	: Aswan Tukiaty
Director	: Taufik Wiraatmadja
Director	: Peter Kradolfer

III. INFORMATION REGARDING THE PROPOSED TRANSACTION

1. Rationale of the Proposed Transaction

a. Building a foundation to be a progressive food company

In future, as income per capital improves in Indonesia, it is expected that consumers will be more discerning in their selection of foods and will follow the global trend in their consumption behavior. Currently, there is already a sizeable population base that is going for healthier and nutritional foods as evidenced by the growth in the dairy industry for the past 5 years.

The Proposed Transaction will allow the Indofood Group to expand its business and diversify its CBP Group product portfolio into dairy based products which are categorised as nutritional products. Indolakto will provide a foundation for the Indofood Group to expand its nutritional product portfolio. As a major and a leading food company in Indonesia, the Indofood Group aims to move towards becoming a progressive food company, thus positioning the Indofood Group to meet the impending change in consumers' consumption behavior. The Proposed Transaction will allow the Indofood Group to build a foundation to take it into the league of a nutrition company.

b. Dairy industry is a fast growing segment with strong future potential growth

Domestic milk consumption in Indonesia has been increasing steadily in line with the improvement in people's awareness of the importance of nutritious food and the health benefit of milk. Based on a PT Capricorn Indonesia Consult Inc's (CIC) report, the dairy industry in Indonesia grew by a compounded annual growth rate of 19.9% during 2002 – 2006, in terms of value.

The domestic demand for milk products is expected to continue rising as per capita consumption of milk in Indonesia is still considerably low as compared to neighbouring countries. Based on a USDA Global Agriculture Information Network (GAIN) Report, the per capita milk consumption in Indonesia is estimated to be 7.7 kilograms per year in 2007.

Based on information compiled from Nielsen, Indolakto and various other sources, in 2007, Indolakto's market share is estimated to rank second in terms of total sales volume of key dairy-based products namely, sweetened condensed milk ("SCM"), powder milk ("PM"), liquid milk and pasteurized liquid milk ("PLM"). As such, the Proposed Transaction will provide the Indofood Group with immediate entry with a sizeable market share into the dairy industry, which is a fast growing segment with strong future potential growth.

c. Diversification of CBP Group

Indolakto is considered as one of the significant players in the dairy industry, enjoying a sizeable market share in Indonesia. It produces a wide range of products including SCM, PM, ultra high temperature ("UHT") milk, sterilized milk, PLM, butter, sweetened condensed creamer, yoghurt drink and ice-cream under leading brand names, widely known by consumers namely, among others, *Indomilk, Cap Enaak, Tiga Sapi, Kremer, Indoeskrim, Orchid* and *Nice*. Currently, the majority of Indolakto's products are distributed by the Distribution Group.

The Proposed Transaction will allow the Indofood Group to expand its business and diversify its CBP Group product portfolio into dairy based products which are categorised as nutritional products.

d. d. Enhance vertical integration and capture value in each supply chain

Some of the key raw materials used by Indolakto's production process can be supplied by the Agribusiness Group and Packaging Division which includes Refined Bleached Deodorized Palm Oil (RBDPO), sugar and packaging materials i.e. cartons and flexible packaging. In addition, the Company can provide bran pollard (a by-product from the Bogasari Group), and molasses derived from the Agribusiness Group as feedstock to the breeders who supply fresh milk to Indolakto. As such, the Proposed Transaction will enhance vertical integration of the various strategic business groups under Indofood Group and allow it to capture value in each supply chain under the various business groups.

e. **Synergies in marketing and distribution.**

Both Indofood Group and Indolakto can share resources on marketing and distribution, thus enhancing operational and cost efficiency, such as:-

i) enjoying better bargaining power and clout with trade partners and media;
ii) share usage of merchandisers and promoters;
iii) participate in joint below-the-line marketing activities;
iv) increase product portfolio offered to industrial customers, small and medium enterprises and the export market; and
v) joint efforts to increase product presence in the rural areas through outlet penetration expansion plans.

2. Objects of the Proposed Transaction

a. The Sale Shares, representing 100% of the issued share capital of Drayton. Drayton, through its subsidiaries PPM and SAJ, effectively owns approximately 68.57% of the shares in Indolakto.
b. Loan of USD100,500,000 owing by Drayton to the Vendor.

3. Purchase Consideration

The Purchase Consideration for the Proposed Transaction is USD350,000,000, which consists of:-

a. the Shares Consideration of USD249,500,000; and
b. the Loan Consideration of USD100,500,000.

On 22 September 2008 (being the signing date of the Agreement), an advance payment of USD52,500,000, equivalent to 15% of the Purchase Consideration, was paid in full by the Company to the Vendor. The balance of the Purchase Consideration of USD297,500,000, equivalent to 85% of the Purchase Consideration, shall be paid to the Vendor in full at Completion Date. In the event the Proposed Transaction does not go through or complete, or the Agreement is terminated by the Company, the advance payment of USD52,500,000 shall be forfeited by the Vendor.

The Proposed Transaction will be funded through a combination of the Company's internal funds and bank borrowings.

4. Conditions Precedent under the Agreement

Completion of the Proposed Transaction is conditional upon the fulfillment of the Conditions Precedent including, *inter alia*:

a. the approval of the shareholders of the Company at the EGM having been obtained for the Proposed Transaction;

b. all necessary bank consents and other consents and other approvals having been obtained on terms and conditions acceptable to the Company for the sale and purchase of the Sale Shares and the Loan Assignment such that Completion will not constitute an event of default or a breach, or result in the acceleration of indebtedness, or constitute or give rise to a prescribed event or a change in condition or position or otherwise, under the terms of any indebtedness or otherwise whatsoever at Completion Date in respect of any of the Target Group Companies to or with any bank, financial institution, third party or authority; and

c. all material approvals, consents, licences, permits, waivers and exemptions (collectively, "Approvals") for the sale and purchase of the Sale Shares and the Loan Assignment and the transactions contemplated under the Agreement and all Approvals which are material for the carrying on of the dairy business in Indonesia by each of the Target Group Companies being granted by third parties including all authorities to the Vendor, the Company and/or the Target Group Companies (as the case may be) and where any such Approval is subject to conditions, such conditions being reasonably acceptable to the Vendor and/or the Company, as the case may be, and if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion, and such Approvals remaining in full force and effect.

Subject to applicable laws and regulations, the Company may in its sole and absolute discretion waive all the conditions set out above, except the condition set out in (a) above.

Completion of the Proposed Transaction by the Company will take place on the Completion Date, which is seven (7) Business Days following the date of the last in time of the satisfaction or waiver (as the case may be) of the Conditions Precedent, or such other date as agreed in writing between the parties.

5. Business Plans of the Company in Connection with the Proposed Transaction

The Proposed Transaction is in line with the Indofood Group's long-term plan to build a foundation for the Indofood Group to be a significant and progressive player in healthy and nutritional foods in Indonesia.

a. Strengthen overall profitability and value of Indolakto
b. Strengthen brand equity
c. Review and enhance other product segments and brand portfolio
d. Enhance research and development
e. Undertake further review of Indolakto's operations

6. Shareholdings Structure Before and After the Proposed Transaction

Below is the shareholding structure of Drayton before the Proposed Transaction. Drayton, through its subsidiaries, PPM and SAJ, has an effective ownership of 68.57% of the shares in Indolakto.



Pastilla
100%
Drayton
CAS
ULS
95.00%
0.01%
4.99%
91.83%
PPM
0.00%
8.17%
SAJ
MNV
MNA
68.85%
29.51%
1.64%
Indolakto

ULS: PT Usahatama Lestari Sentosa
MNA: PT Marison Nusantara Agencies
PPM: PT Pinnacle Permata Makmur
MNV: PT Perseroan dagang dan Industri Marison NV
CAS : Chandra Arif Santoso
SAJ : PT Sukses Artha Jaya

After Completion, the Company will own 100% of the issued share capital of Drayton. There will be no change to the shareholding composition in Indolakto following Completion.


Company
100%
Drayton
CAS
ULS
95.00%
0.01%
4.99%
91.83%
PPM
0.00%
8.17%
SAJ
MNV
MNA
68.85%
29.51%
1.64%
Indolakto

7. Potential Risks Associated with the Proposed Transaction

The Proposed Transaction may involve the risks described below. The list of risk factors described below is not intended to be exhaustive as there are other risks which are currently deemed immaterial to the Indofood Group and/or there may be additional risks presently not known to the Indofood Group.

In particular, if any of the following risks and/or uncertainties develops into actual events, the financial position, financial performance, cash flow, business operations and prospects of Indofood Group could be materially affected directly or indirectly.

The potential risks associated with the Proposed Transaction and which may affect the business operations of the Indofood Group are set out below:-

a. Risk of disruption in the supply of its raw materials

The raw materials that are utilised for the manufacture of Indolakto's products comprise substantially of fresh milk and skim milk powder. In the event that there is a disruption in the supply of raw materials required by Indolakto or that Indolakto's suppliers are unable to fulfill its raw material needs for whatever reasons, Indolakto may not be able to seek alternative sources of supply in a timely manner or may be subject to higher costs. This may adversely affect its ability to meet its customers' orders and Indolakto's profitability in the event that it is unable to pass on such costs to its customers.

b. Risk of increase in raw materials prices and adverse exchange rates

Raw materials used by Indolakto such as skim milk powder is largely imported from overseas suppliers in United States Dollars. The costs for such raw materials are subject to international market price and exchange rates. In the event of increases in international market price and/or unfavorable exchange rates, the production costs may increase and Indolakto's profitability may be adversely affected if it is unable to pass on such costs increase to its customers.

c. Risk of product contamination and halal issues

Although Indolakto's products are manufactured under very stringent quality control processes and that the raw materials used are approved by the relevant authorities in Indonesia and have satisfied the requirements for halal certification in Indonesia, there is no assurance that there will not be any incidence of contamination, food poisoning as well as halal compliance issues in the future. If such incidences do occur, it may have an adverse impact on Indolakto's financial performance.

d. **Risk of outbreak of disease in livestock, such as cows, and food scares**
Any outbreak of disease in livestock and food scares may have an adverse impact on Indolakto's business as it may lead to loss in consumer confidence and reduction in consumption of the particular food or related product concerned.

e. **Risk of no warranties from the Vendor**
No warranties relating to the Target Group Companies, including Indolakto, such as warranties on the affairs, business, assets, liabilities, operations and financial condition of Indolakto, have been given by the Vendor to the Company under the Agreement. As such, the management of the Company has used their best endeavors to carry out due diligence on the Target Group Companies, including Indolakto. Inherently, the due diligence is therefore dependent on, *inter alia*, the quality and availability of reliable, accurate, complete and up-to-date information.

f. **Risk of unfavourable bank borrowings terms**
As stated in Chapter III Point 3 of this Abridged Circular, the Proposed Transaction will be financed through a combination of internal funds and bank borrowings. Subject to, *inter alia*, market conditions, there is no assurance that the Company would be able to obtain bank borrowings on favourable terms.

8. Description of the Parties under the Proposed Transaction

8.1 The Company (Buyer)

Please refer to Chapter II as mentioned above, for further information on the Company.

8.2 Pastilla (Vendor)

General
Pastilla is a company domiciled in the British Virgin Islands. It was incorporated on 21 May 2008 under the BVI Business Companies Act, 2004 with Company Number 1483085.

Business Activities

Pastilla is engaged in the business of investments with its current ownership of shares in Drayton.

Capital and Shareholding Structure
Pastilla's capital and shareholding structure are as follows:

Shareholder	Shares	USD	%
Issued and Fully Paid-up Capital:			
Zafra Investment Holding Ltd	75,000,001	75,000,001	100.00
Total Issued and Fully Paid-Up Capital	**75,000,001**	**75,000,001**	**100.00**

Board of Directors

Director : Ecoasia Limited

IV. INFORMATION ON DRAYTON AND SUBSIDIARIES

1. **General**

Drayton is a company domiciled in Singapore. It was incorporated on 5 June 2008 under the Singapore Companies Act (Cap. 50) with Company Registration number 200811146M.

2. **Business Activities**

Drayton is engaged in the business of investments with its current ownership of shares in PPM and SAJ as described below.

3. **Capital and Shareholding Structure**

Drayton's capital and shareholding structure are as follows:

Shareholder	Shares	SGD*	%
Issued and Fully Paid-up Capital:			
Pastilla	320,000,001	320,000,001	100.00
Total Issued and Fully Paid-Up Capital	**320,000,001**	**320,000,001**	**100.00**

* Equivalent to Rp2,149,425,006,816

4. **Board of Directors**

Director : Angelo Michael Venardos
Director : Ng Mui Hong
Director : Eric Loh Kah Leong (alternate director to Angelo Michael Venardos)

5. **Condensed Financial Information**

5.1. Condensed Consolidated Financial Information

The following table presents the condensed consolidated financial information of Drayton and Subsidiaries, and condensed financial information of Drayton as of 30 June 2008, as derived from the consolidated financial statement of Drayton and Subsidiaries for the period ended 30 June 2008, which have been prepared in accordance with IFRS, and audited by Nexia TS Public Accounting Corporation (a member firm of Nexia International), with an unqualified opinion.

Condensed Balance Sheet

(In million Rupiah)

Description	Drayton and Subsidiaries	Drayton (Parent Company)
Assets		
Current	1,034,148	0
Non-current	4,410,186	3,076,537
Total Assets	**5,444,334**	**3,076,537**
Liabilities and Equity		
Liabilities		
Current	1,767,053	927,112
Non current	123,689	-
Total Liabilities	**1,890,742**	**927,112**
Minority Interests	1,404,167	-
Equity - net	2,149,425	2,149,425
Total Liabilities & Equity	**5,444,334**	**3,076,537**

Drayton has no recognised income from 5 June 2008 (date of incorporation) to 30 June 2008 as Drayton has not earned any revenue or incurred any expenses for the financial period ended 30 June 2008.

5.2. Pro Forma Condensed Consolidated Financial Information of Drayton and Subsidiaries

For illustrative and information purposes only, the following table below presents the pro forma condensed consolidated financial information of Drayton and Subsidiaries for the six months period ended 30 June 2008, assuming the group structure of Drayton and Subsidiaries as reflected in the shareholding structure of Drayton before the Proposed Transaction under Chapter III Point 6 above (including the merger transaction of Indolakto as discussed under Chapter IV Point 6.3 of this Abridged Circular) were in effect as of 1 January 2008.

The pro forma condensed consolidated financial information of Drayton and Subsidiaries for the six months period ended 30 June 2008 have been prepared by Drayton's management in accordance with PSAK, and have been reviewed by KAP Eddy Prakarsa Permana Siddharta (a member of Kreston International).

Pro Forma Condensed Consolidated Balance Sheet

(In million Rupiah)

Description	Historical			Pro forma
	Drayton	PPM	SAJ	Drayton and Subsidiaries
Assets				
Current assets	0	3,851	939,219	943,070
Non-current assets	3,706,537	17,582	312,979	4,475,547
Total Assets	**3,076,537**	**21,433**	**1,252,198**	**5,418,617**
Liabilities and Equity				
Liabilities				
Current liabilities	927,112	1,408	838,558	1,767,078
Non-current liabilities	-	-	126,080	123,504
Total Liabilities	**927,112**	**1,408**	**964,638**	**1,890,582**
Minority Interests	-	-	97,134	1,407,242
Equity - net	2,149,425	20,025	190,426	2,120,793
Total Liabilities and Equity	**3,076,537**	**21,433**	**1,252,198**	**5,418,617**

Pro Forma Condensed Consolidated Income Statement

(In million Rupiah)

Description	Historical			Pro forma
	Drayton	PPM	SAJ	Drayton and Subsidiaries
Net Sales	-	-	1,384,429	1,384,429
Gross Profit	-	-	249,833	241,245
Income (Loss) from Operations	-	(0)	144,786	136,198
Net Income (loss)	-	(14,436)	68,384	(3,719)

6. Information on the Subsidiaries of Drayton

6.1 PPM

General

PPM was established by virtue of Deed of Establishment No. 27 dated 19 September 2003, made before Herdimansyah Chaidirsyah, SH., Notary in Jakarta, as approved by the Ministry of Justice under Decree No. C-26041 HT.01.01.TH.2003 dated 31 October 2003, registered in the company registry office of South Jakarta under No. 2448/BH.09.03/XII/2003 dated 2 December 2003, and announced in BNRI No. 38/4756 dated 13 May 2005.

PPM's Articles of Association has been amended by Deed of Minutes of Meeting No. 52 dated 12 June 2008, made by Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, which stipulates among others, the increase of Authorized Capital, Issued Capital, and Paid-up Capital of PPM, change of PPM's status to become a Foreign Investment Company, and amendment of the entire Articles of Association of PPM in compliance with Law No. 40 of 2007 on Limited Liability Company. Such amendment has been approved by the Ministry of Justice under Decree No. AHU-35298.AH.01.02.Tahun 2008 dated 23 June 2008 and registered in the company registry No. AHU-0051195.AH.01.09.Tahun 2008 dated 23 June 2008.

Business Activities

Based on the Articles of Association of PPM, the line of business of PPM is management consultancy services. Currently, PPM has an investment in the shares of SAJ.

Capital and Shareholding Structure

PPM's capital and shareholding structure are as follows:

Shareholder	Nominal value of Rp 1,000,000 per share		
	Shares	**Rupiah**	**%**
Issued and Fully Paid-up Capital:			
Drayton	9,500	9,500,000,000	95.00
PT Usahatama Lestari Sentosa	499	499,000,000	4.99
Chandra Arif Santoso	1	1,000,000	0.01
Total Issued and Fully Paid-Up Capital	**10,000**	**10,000,000,000**	**100.00**

Board of Commissioner and Board of Director

Based on Deed No. 56 dated 28 February 2007 made by Herdimansyah Chaidirsyah, SH., Notary in Jakarta, the composition of PPM's Board of Commissioner and Board of Director are as follows:

Board of Commissioner
Commissioner : Adolf Kamaruddin

Board of Director
Director : Chandra Arif Santoso

6.2 SAJ

General

SAJ was established by virtue of Deed of Establishment No. 28 dated 7 June 2000, made before Rachmat Santoso, S.H., formerly Notary in Jakarta, as approved by the Ministry of Justice under Decree No. C-20003. HT.01.01.Th.2000 dated 8 September 2000, registered in the company registry office of South Jakarta under No. 1887/BH 09.03/IX/2002 dated 12 September 2002, and announced in BNRI No. 82/12510 dated 11 October 2002.

SAJ's Articles of Association has been amended twice, lastly by Deed of Minutes of Meeting No. 53 dated 12 June 2008, made by Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, which stipulates the increase of Authorized Capital, Issued Capital, and Paid-up Capital of SAJ, change of SAJ's status to become a Foreign Investment Company, and amendment of the entire Articles of Association of SAJ in compliance with Law No. 40 Tahun 2007 on Limited Liability Company. Such amendment has been approved by the Ministry of Justice under Decree No. AHU-35676.AH.01.02.Tahun 2008 dated 25 June 2008 and registered in the company registry No. AHU-0051717.AH.01.09.Tahun 2008 dated 25 June 2008.

Business Activities

Based on the Articles of Association of SAJ, the line of business of SAJ is management consultancy services. Currently, SAJ has an investment in the shares of Indolakto.

Capital and Shareholding Structure

SAJ's capital and shareholding structure are as follows:

Shareholder	Nominal value of Rp 1,000,000 per share		
	Shares	Rupiah	Shares
Issued and Fully Paid-up Capital:			
Drayton	112,466	112,466,000,000	91.83
PPM	9,999	9,999,000,000	8.17
PT Usahatama Lestari Sentosa	1	1,000,000	0.00
Total Issued and Fully Paid-Up Capital	**122,466**	**122,466,000,000**	**100.00**

Board of Commissioner and Board of Director

Based on Deed No. 23 dated 6 March 2006 made by Herdimansyah Chaidirsyah, SH., Notary in Jakarta, the composition of SAJ's Board of Commissioner and Board of Director are as follows:

Board of Commissioner
Commissioner : Adolf Kamaruddin

Board of Director
Director : Chandra Arif Santoso

6.3 Indolakto

General

Indolakto was established by virtue of the Deed of Establishment No. 20 dated 3 July 1992, as revised by Deed of Founder's Subscription and Amendment of Articles of Association No. 129 dated 18 May 1994, both made before Benny Kristianto SH., Notary in Jakarta. The Deed of Establishment has been approved by the Ministry of Justice under Decree No. C2-643 HT.01.01.Th.95 dated 17 January 1995, registered with the District Court of South Jakarta No. 339/A.PT/HKM/1995/PN.JAK. SEL and No. 468/A.Not/HKM/1995/PN.JAK.SEL dated 23 February 1995, and announced in BNRI No. 77/7987 dated 26 September 1995.

Indolakto's Articles of Association has been amended several times. Based on Deed of Minutes of Meeting of Indolakto No. 68 dated 18 February 2008, made by Herdimansyah Chaidirsyah, SH., Notary in Jakarta ("Deed No. 68/2008"), the entire Articles of Association of Indolakto has been amended in compliance with Law no. 40 Tahun 2007 on Limited Liability Company, as approved by the Ministry of Justice based on Decree No. AHU-13356.AH.01.02.Tahun 2008 dated 17 March 2008, registered in the company registry under No. AHU-0019696.AH.01.09.Tahun 2008 dated 17 March 2008, notified to Ministry of Justice based on Receipt of Notification No. AHU-AH.01.10-4854 dated 28 February 2008, registered in the company registry under No. AHU-0014908.AH.01.09.Tahun 2008 dated 28 February 2008, and registered at the company registry office of Sukabumi under No. 13/BH/10-21/III/2008 dated 31 March 2008.

Latest amendment to the Articles of Association of Indolakto was made based on Deed of Minutes of Meeting of Indolakto No. 82 dated 24 March 2008, made by Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, in connection with the issuance of new shares to the new shareholders of Indolakto as a result of the merger of 6 (six) companies namely PT Australia Indonesian Milk Industries ("Indomilk"), PT Indo Murni Dairy Industry ("Indo Murni"), PT Ultrindo Intijaya ("Ultrindo"), PT Indoeskrim Dairy Food ("Indoeskrim"), PT Satwika Sinar Mas ("SSM"), and PT Bakti Maju Bersama Abadi ("BMBA"), into Indolakto. The merger has been effective since 31 March 2008 after having been notified to the Ministry of Justice as evidenced by Receipt of Notification No. AHU-AH.01.10-7361 dated 31 March 2008, and registered in the company registry under No. AHU-0023024.AH.01.09.Tahun 2008 dated 31 March 2008, and registered at the company registry office of Sukabumi under No.14/BH/10-21/2008 dated 31 March 2008.

Business Activities

Indolakto is mainly engaged in the milk processing industry and other related products. Indolakto started its commercial operations in 1997 with a plant located in Cicurug, Sukabumi Regency, West Java.

Capital and Shareholding Structure

Indolakto's capital and shareholding structure are as follows:

Shareholder	Nominal value of Rp 1,000,000 per share		
	Shares	Rupiah	%
Issued and Fully Paid-up Capital:			
SAJ	34,481	34,481,000,000	68.85
PT Perseroan Dagang dan Industri Marison NV	14,778	14,778,000,000	29.51
PT Marison Nusantara Agencies	821	821,000,000	1.64
Total Issued and Fully Paid-Up Capital	**50,080**	**50,080,000,000**	**100.00**

Board of Commissioners and Board of Directors

Based on Deed No. 68/2008, the composition of Indolakto's Board of Commissioners and Board of Directors are as follows:

Board of Commissioners
President Commissioner : Irvan Setiawan
Commissioner : Adolf Kamaruddin
Commissioner : Hanna Widjoyo

Board of Directors
President Director : Chandra Arif Santoso
Director : Irsan Yazid
Director : Hidajat Solaiman

Condensed Financial Information

The following table presents the condensed financial information of Indolakto for the six months period ended 30 June 2008, and for the years ended 31 December 2007 and 2006, as derived respectively from the financial statements of Indolakto for the six months period ended 30 June 2008 and for the year ended 31 December 2007, which have been audited by KAP Kanaka Puradiredja, Robert Yogi, Suhartono (a member firm of Nexia International), with an unqualified opinion, respectively, and for the year ended 31 December 2006, which have been audited by KAP Paul Hadiwinata, Hidajat, Arsono, & Rekan with an unqualified opinion.

Condensed Balance Sheets

(In million Rupiah)

DESCRIPTION	As of 30 June 2008	As of 31 December 2007	2006
Assets			
Current	939,193	641,912	468,882
Non-current	312,979	302,816	281,244
Total Assets	**1,252,172**	**944,728**	**750,126**
Liabilities and Equity			
Liabilities			
Current	838,557	618,283	555,273
Non-current	126,081	137,894	147,580
Total Liabilities	**964,638**	**756,177**	**702,853**
Equity - net	287,534	188,551	47,273
Total Liabilities and Equity	**1,252,172**	**944,728**	**750,126**

Condensed Income Statements

(In million Rupiah)

DESCRIPTION	Six months period ended 30 June 2008	Year ended 31 December	
		2007	2006
Net Sales	1,384,429	2,293,974	1,902,441
Gross Profit	249,833	486,578	301,509
Income from Operations	144,786	257,426	110,502
Net Income	98,983	160,139	69,073

V. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF INDOFOOD GROUP

The pro forma condensed consolidated balance sheet and related pro forma condensed consolidated income statement of the Indofood Group, as shown below, have been prepared in accordance with PSAK assuming, *inter alia*:-

(i) that the Company executed the Proposed Transaction on 1 January 2008; and
(ii) the Purchase Consideration was funded through a combination of internal funds of the Company and long-term bank borrowings.

The pro forma condensed consolidated financial information has been prepared by the Company's management based on the consolidated financial statements of Indofood Group for the six-months period ended 30 June 2008, which have been reviewed by KAP Purwantono, Sarwoko & Sandjaja (a member of Ernst & Young Global).

Pro Forma Condensed Consolidated Balance Sheet

(In million Rupiah)

Description	Before Proposed Transaction	After Proposed Transaction
Assets		
Current Assets	14,826,846	14,891,522
Non-current Assets	18,292,301	22,916,255
Total Assets	**33,119,147**	**37,807,777**
Liabilities and Equity		
Liabilities		
Current Liabilities	12,577,859	14,016,021
Non-current Liabilities	8,734,272	10,702,776
Total Liabilities	**21,312,131**	**24,718,797**
Goodwill - net	3,044	3,044
Minority Interests	4,266,015	5,673,257
Equity – net	7,537,957	7,412,679
Total Liabilities and Equity	**33,119,147**	**37,807,777**

Pro Forma Condensed Consolidated Income Statement

(In million Rupiah)

Description	Before Proposed Transaction	After Proposed Transaction
Net sales	18,922,245	20,306,674
Gross profit	4,874,639	5,115,884
Income from Operations	2,578,061	2,714,259
Net Income (Loss)	**827,447**	**727,082**

VI. SUMMARY OF REPORTS AND OPINION OF INDEPENDENT PARTY

PT Heburinas Nusantara has rendered its opinion that the Proposed Transaction is fair for the Company and the shareholders of the Company as set out in its report No. 084B-VAL-X/2008 dated 15 October 2008, which states that the Purchase Consideration of USD350,000,000 is below the range of the company fair market value of Drayton, which is in the range of USD360,000,000 to USD397,000,000. Furthermore, the Proposed Transaction will also support the current and future business expansion due to the business synergies.

VII. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

In connection with the Proposed Transaction as described in this Abridged Circular and in compliance with Regulation No. IX.E.2, and the Company's Articles of Association, the Company intends to obtain the approval from the shareholders of the Company during the EGM which will be held on Friday, 5 December 2008.

1. The EGM of the Company must be attended by the shareholders of the Company or their proxies representing more than 50% of the total shares issued by the Company with legal votes, and the Proposed Transaction must be approved by more than 50% of legal votes at the EGM of the Company.

2. If the shareholders of the Company do not approve the Proposed Transaction, then the Proposed Transaction cannot be proposed again for approval within a period of 12 months after the date of the EGM of the Company when the Proposed Transaction was disapproved.

The important dates relating to the conduct of the EGM are as follows:

Event	Date
Notification to BAPEPAM and IDX of the date, place and agenda of the EGM of the Company	29 October 2008
Announcement of the EGM of the Company and the Abridged Circular in the newspapers	5 November 2008
Recording Date	19 November 2008
Announcement for Invitation of the EGM of the Company in newspapers	20 November 2008
EGM of the Company	5 December 2008
Notification to BAPEPAM and IDX of the results of EGM of the Company	9 December 2008
Announcement of the results of EGM of the Company in newspapers	9 December 2008

The invitation for the EGM of the Company will be announced to the shareholders of the Company on Thursday, 20 November 2008. Those shareholders who will not be able to attend the EGM of the Company are requested to fill-up the Proxy Form and return it to the Company. The completed Proxy Form should be received by the Company's Legal Division at the address Sudirman Plaza, Indofood Tower, 25th Floor, Jalan Jenderal Sudirman Kav.76-78, Jakarta 12910 – Indonesia, at the latest 3 (three) working days prior to the date of the EGM of the Company, which is on Tuesday, 2 December 2008.

VIII. RECOMMENDATION OF THE COMPANY'S DIRECTORS AND COMMISSIONERS

The Board of Directors and Board of Commissioners of the Company have received the reports and opinion from the appointed independent parties, and have considered the benefits of the Proposed Transaction, and believe that the Proposed Transaction is in the best interests of the Company and the shareholders of the Company. In view of this, the Board of Directors and Board of Commissioners of the Company hereby recommend to the shareholders of the Company to approve the Proposed Transaction at the EGM of the Company to be held on Friday, 5 December 2008.

IX. ADDITIONAL INFORMATION

Shareholders of the Company who need additional information may contact the Company during office hours, at the following address:

PT Indofood Sukses Makmur Tbk
Sudirman Plaza, Indofood Tower, 27th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Phone: +62 (21) 5795– 8822
Fax : +62 (21) 5793 – 5960

RECEIVED

2008 NOV 13 P 2:50

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with Philippine Stock Exchange relating to confirmation to extend the AB Call option period and AB Completion date in relation to the Agreement made and executed on 9 September 2008 among MPIC, AB Holdings Corporation, Alfred Xerez-Burgos, Jr. and Landco Pacific Corporation.

Dated this 5th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **05 November 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. [ ] (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES**
   ....
   Address of principal office — Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**7,027,726,813***

**as reported by the stock transfer agent as of 31 August 2008.*

11. Indicate the item numbers reported herein: **Item 9**

Item 9. Other Items

Attached is the confirmation letter from Metro Pacific Investments Corporation to extend the AB Call option period and AB Completion date in relation to the Agreement made and executed among Metro Pacific Investments Corporation, AB Holdings Corporation, Alfred Xerez-Burgos, Jr. and Landco Pacific Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

05 November 2008
Date

....
JOSE MA. K. LIM
President & CEO

METRO PACIFIC INVESTMENTS

METRO PACIFIC INVESTMENTS CORPORATION

03 November 2008

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center
Exchange Road
Ortigas Center, Pasig City

Attention: **ATTY. PETE M. MALABANAN**
Head, Disclosure Department

Dear Atty. Malabanan:

Kindly find attached, MPIC's confirmation to extend the AB Call option period and AB Completion date in relation to the Agreement made and executed among Metro Pacific Investments Corporation, AB Holdings Corporation, Alfred Xerez-Burgos, Jr. and Landco Pacific Corporation.

The extension on the deadline of the Loan Arrangement and Call Option dates were mutually agreed upon by all parties due to the delay in the results of the valuation process which was consequently extended to 25 October 2008.

We hope to have sufficiently informed the Exchange in the interest of the trading participants and investing public.

Very truly yours,

MELODY DEL ROSARIO
Assistant Vice President
Media and Corporate Communications

METRO PACIFIC
INVESTMENTS

31 October 2008

AB HOLDINGS CORPORATION
Unit 7, Mezzanine Floor, Centermall Building
President's Avenue, BF Homes
Sucat, Parañaque City

MR. ALFRED XEREZ-BURGOS, JR.
Mango Street, Ayala Alabang Village
Muntinlupa City

LANDCO PACIFIC CORPORATION
3rd Floor, Centermall Building
President's Avenue, BF Homes
Sucat, Parañaque City

Subject: **Extension of Deadline for ABHC's Call Option Period**

Gentlemen:

We refer to the Agreement made and executed on 9 September 2008 among Metro Pacific Investments Corporation, AB Holdings Corporation, Alfred Xerez-Burgos, Jr. and Landco Pacific Corporation (the "Agreement") and the letter sent by and received from Mr. Alfred S. Xerez-Burgos III for AB Holdings Corporation dated 24 October 2008 regarding the extension of the AB Call Option Period and the AB Completion Date as such terms are defined under the Agreement (the "Letter").

We hereby confirm our agreement to the extension of the AB Call Option Period to 11:00 a.m. of 10 November 2008 and of the AB Completion Date to 10 December 2008, amending accordingly for the said purpose Section 3(b) of the Agreement and all references in the Agreement to the AB Call Option Period and AB Completion Period.

Consequently, the period to complete the valuation process is also extended to no later than 25 October 2008, amending accordingly for the said purpose Sections 2(a) and (e) of the Agreement.

We trust that the foregoing accurately reflects our understanding and agreement.

Very truly yours,

METRO PACIFIC INVESTMENTS CORPORATION

By:

JOSE MA. K. LIM
President & CEO

END